1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

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Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

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No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	February 11, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C., Feb. 11, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. Approved the 2019 Business Report and Financial Statements. Consolidated revenue totaled NT$1,069.99 billion and net income was NT$345.26 billion, with diluted earnings per share of NT$13.32.

2. Approved the distribution of a NT$2.5 per share cash dividend for the fourth quarter of 2019, and set June 24, 2020 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be June 18, 2020. As required by Article 165 of Taiwan’s Company Law, the shareholders' register shall be closed for five days prior to the record date (June 20 through June 24, 2020) for registration transfer, and the dividend will be paid on July 16, 2020. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be June 18, 2020. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be June 19, 2020.

3. Approved distribution of employees’ cash bonus and profit sharing bonus totaling approximately NT$46,331.50 million for 2019. This includes cash bonus of NT$23,165.75 million distributed following each quarter of 2019 and profit sharing bonus of NT$23,165.75 million to be distributed in July 2020.

4. Approved capital appropriations of approximately US$6,742.1 million (approximately NT$200.9 billion) for purposes including: 1) Fab construction, and installation of fab facility systems; 2) Installation and upgrade of advanced technology capacity; 3) Installation of specialty technology capacity; 4) Installation of advanced packaging capacity; 5) Second quarter 2020 R&D capital investments and sustaining capital expenditures.

5. Approved the issuance of no more than NT$60 billion (approximately US$2.01 billion) in unsecured corporate bonds in Taiwan to finance TSMC’s capacity expansion and/or pollution prevention related expenditures.

6. Approved the convening of the 2020 AGM for 9:00 a.m. on June 9, 2020 at TSMC’s Headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan), at which shareholders will hold an election for one additional independent director. The Board of Directors also approved the nomination of Mr. Yancey Hai as a candidate for independent director, and approved the appointment of Mr. Hai as a member of the TSMC Compensation Committee, effective February 11, 2020. Mr. Hai is currently Chairman of Delta Electronics Inc.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with global capacity of about 13 million 12-inch equivalent wafers per year in 2020, and provides the broadest range of technologies from 2 micron all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities and the first to commercialize Extreme Ultraviolet (EUV) lithography technology in delivering customer products to market in high volume. TSMC is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li PR Department Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com